UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

       For the month of August, 2008

       Commission File Number 000-22286


                       Taro Pharmaceutical Industries Ltd.
                 (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  |X|    Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  |_|    No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.


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Current Unreviewed, Unaudited Cash Flows
Taro Pharmaceutical Industries Ltd. (the "Company") is supplementing its press release of July 28, 2008, which provided certain financial information for the six months ended June 30, 2008, by providing information on cash flows for the six months ended June 30, 2008, including an increase in net cash from operations of approximately $23.1 million.

Net income for the first half of 2008 was approximately $20.6 million. Non-cash charges for the period, primarily depreciation and amortization, were approximately $11.7 million. This was partially offset by a net increase of approximately $9.2 million in other working capital items, primarily inventory and foreign exchange effect on intercompany balances. The resulting increase in net cash from operations was approximately $23.1 million.

Capital expenditures, primarily additions to property, plant and equipment, amounted to approximately $1.8 million. Financing activities for the period, primarily scheduled debt payments, were approximately $15.3 million.

The above-mentioned activities in the aggregate resulted in an increase in cash balances of approximately $6.0 million.

The financial information herein does not constitute complete financial information, has not been reviewed by the Company's independent auditors and is subject to possible change.

SAFE HARBOR STATEMENT
Certain statements in this Form 6-K are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company "estimates," "believes," or "expects" to happen, "should" happen, or similar language, and statements with respect to the Company's financial performance, including income and cash flow. Although Taro Pharmaceutical Industries Ltd. ("Taro" or the "Company") believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include the possible unavailability of financial information, completion of the audits of 2006, 2007 and/or 2008, actions of the Company's lenders, creditors and Sun Pharmaceutical Industries Ltd. ("Sun"), including but not limited to the outcome of the litigation with Sun, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

                                       ###

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 6, 2008

                                           TARO PHARMACEUTICAL INDUSTRIES LTD.

                                           By:  /s/ Tal Levitt
                                                --------------
                                                Name:  Tal Levitt
                                                Title: Director and Secretary